Exhibit 99.1

September 28, 2017

Corporate Relationship Department BSE Limited Dalal Street, Fort Mumbai – 400 001 Fax Nos.:022-22723121 / 22723719 / 22722037 / 22722039	National Stock Exchange of India Ltd. “Exchange Plaza” Bandra-Kurla Complex, Bandra (East), Mumbai – 400 051 Fax Nos.:022-26598120 / 26598237 / 26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Further to our intimation dated June 16, 2017 with regard to the audit of our Formulation Srikakulam Plant (SEZ) Unit I, Andhra Pradesh, we would now like to inform you that we have received an Establishment Inspection Report (EIR) from the US FDA, for the above-referred facility.

This is for your information.

With regards,

/s/ Vikas Sabharwal

Vikas Sabharwal

Assistant Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)